UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-41639

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in Charter)

Mespil Business Centre, Mespil House

Sussex Road, Dublin 4, Ireland

Tel: +353-1-920-1000

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

This Report on Form 6-K of SMX (Security Matters) Public Limited Company (the “Company”) (1) includes a Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company for the six months ended June 30, 2024 and 2023 and (2) attaches as Exhibit 99.1 the unaudited interim condensed consolidated financial statements and related notes of the Company as of and for the six months ended June 30, 2024.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Current Report on Form 6-K or attached as exhibits hereto may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements regarding expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Current Report on Form 6-K may include, for example, statements about:

●	the Company’s need and ability to raise or access additional capital;

●	the ability to maintain the Company’s listing of its Ordinary Shares on Nasdaq;

●	changes in the Company’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;

●	the Company’s ability to develop and launch new products and services;

●	the Company’s ability to successfully and efficiently integrate future expansion plans and opportunities;

●	the Company’s ability to grow its business in a cost-effective manner;

●	the Company’s product development timeline and estimated research and development costs;

●	the implementation, market acceptance and success of the Company’s business model;

●	developments and projections relating to the Company’s competitors and industry;

●	the Company’s approach and goals with respect to technology;

●	the Company’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;

●	the impact of adverse public health developments on the Company’s business;

●	changes in applicable laws or regulations; and

●	the outcome of any known and unknown litigation and regulatory proceedings.

These forward-looking statements are based on information available as of the date of this Current Report on Form 6-K, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing views as of any subsequent date, and no obligation is undertaken to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

As a result of a number of known and unknown risks and uncertainties, actual results or performance may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:

●	the outcome of any legal proceedings that may be instituted against the Company;

●	the ability to maintain the Company’s listing of its Ordinary Shares on Nasdaq;

●	our financial statements for the six months ended June 30, 2024, contains an explanatory paragraph regarding substantial doubt about our ability to continue as a going concern, which could prevent us from obtaining new financing on reasonable terms or at all;

●	changes in applicable laws or regulations;

●	any lingering effects of the COVID-19 pandemic or other health crises on the Company’s business;

●	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;

●	the risk of downturns and the possibility of rapid change in the highly competitive industry in which the Company operates;

●	the risk that the Company and its current and future collaborators are unable to successfully develop and commercialize its products or services, or experience significant delays in doing so;

●	the risk that the Company may never achieve or sustain profitability;

●	the risk that the Company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;

●	the risk that the Company experiences difficulties in managing its growth and expanding operations;

●	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;

●	the risk that the Company is unable to secure or protect its intellectual property;

●	the risk that the Company’s operations are disrupted by world events, including new and ongoing hostilities between Israel, where the Company has operations, and the Palestinians and other neighboring countries;

●	the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; and

●	other risks and uncertainties that may be described in this Current Report on Form 6-K or in other reports filed by the Company with the Securities and Exchange Commission from time to time, which are available on the SEC website at www.sec.gov.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis provide information which our management believes is relevant to an assessment and understanding of the Company’s consolidated results of operations and financial condition. This discussion and analysis should be read together with our unaudited interim condensed consolidated financial statements and related notes as of June 30, 2024 included elsewhere in or attached as an exhibit to this Report on Form 6-K, and the audited consolidated financial statements and related notes as of December 31, 2023 of our company and our predecessor companies included in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2024, as amended on May 3, 2024. This discussion and analysis should also be read together with the section of the Annual Report on Form 20-F entitled “Item 4. Information of the Company.” In addition to historical financial information, this discussion and analysis contains forward-looking statements based upon current expectations that involve risks, uncertainties and assumptions. See the section entitled “Cautionary Statement Regarding Forward-Looking Statements” above. Actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or elsewhere in the Annual Report on Form 20-F.

Business

The Company integrates chemistry, physics, and computer science to give materials memory and create a culture of transparency and trust across multiple industries. The Company’s nearly 100 patents support unique marking, measuring, and tracking technologies allowing clients to seamlessly deploy transparency at all levels of development and provide stakeholders with a complete provenance of material composition and history, from virgin material to recycled, to address manufacturing challenges and ESG goals while maintaining sustainable growth. As a result, SMX’s technologies are designed and developed to help companies address ESG commitments and transition more successfully to a low-carbon economy.

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they would be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

The Company provides one solution to solve both authentication and track and trace challenges in order to uphold supply chain integrity and provide quality assurance and brand accountability to producers of goods. Its technology works as a track and trace system using a marker, a reader and an algorithm to identify embedded sub-molecular particles in order to track and trace different components along a production process (or any other marked good along a supply chain) to the end producer.

Its proprietary marker system embeds a permanent or removable (depending on the needs of the customer) mark on solid, liquid or gaseous objects or materials. One reader can detect embedded data in various materials, from metals to fabrics to food and plastics, with all data logged onto the same digital platform. This versatility across materials sets the SMX tech apart from competitors. Each marker is comprised of a combination of marker codes such that each marker is designed to be unique and unable to be duplicated. The marker system is coupled with an innovative patented reader that responds to signals from the marker and, together with a patented algorithm, captures the details of the product retrieved and stored on a blockchain digital ledger. Each marker can be stored, either locally on the reader and on private servers, cloud servers or on a blockchain ledger, to protect data integrity and custody.

The potential of the SMX technology application extends beyond merely tracing raw materials from origination to finished product for recycling and reuse. It serves as a cornerstone for broader innovative markets, including working towards the launch of the world’s first plastic cycle token. In response to the global plastic recycling rate of just 9% and an estimated market valued at over $40 billion, this initiative aims to establish a reliable, ethical digital credit platform, tapping into the vast potential of recyclable plastics credits in a new market. Collaborating with a range of partners and sponsors, each offering unique skills and expertise, SMX is working towards the creation of the Plastic Cycle Token, aiming to facilitate companies’ transition to sustainable practices. This token is poised to serve as a next-generation alternative to carbon credits, aligned with the European Union’s efforts to improve recycling rates. Leveraging its technology, which enables physical traceability of recycled materials, SMX seeks to incentivize genuine plastic recycling, promoting environmental circularity and supporting impactful ESG investments.

In January 2024, the Company announced that it entered into a $5 million contract with R&I Trading of New York (“R&I Trading”). The intention of the agreement with R&I Trading was to provide a service on supply chain management to a NATO member state. Subsequent to June 30, 2024, R&I Trading sent a termination notice to the Company and a demand for arbitration with respect to disputed payment amounts under the contract. The Company believes the termination of the contract is unlawful and has demanded that R&I Trading honor its obligations under the contract. The Company further believes R&I Trading’s claims are without merit and intends to defend any action, if and when commenced, vigorously. The dispute is in the early stages; however, management of the Company does not believe at this time that any outcome will have a material adverse effect on its financial condition or results of operations.

During this first half of 2024, the Company has continued progressing on its planned solutions to the challenges of the electrical, electronic and electromechanical industries relating to waste, reusability and supply chain protection. In today’s complex global environment, the Company believes that ensuring that critical components and electronic circuit boards don’t end up in the wrong hands is more important than ever. From sanctioned components slipping through hidden channels to sensitive technology being transferred without approval, the Company risks are real, and the consequences to the end-users of this equipment can be devastating. We believe our innovative solution addresses this growing problem by providing a comprehensive way to track and control restricted equipment. Utilizing sub-molecular markings combined with microscale GPS trackers, SMX would attach an unremovable digital twin to any component or printed circuit board.

History

SMX Security Matters Ltd. (Israel Corporate Number 515125771) (“SMX Israel”) was incorporated in 2014 to provide brand protection and supply chain integrity solutions to businesses. It provides these solutions through the commercialization of the initial technology of tracking and tracing materials by observing and identifying markers (the “Source IP”). SMX Israel’s Source IP was initiated from the Soreq Nuclear Research Center, an Israeli government research and development institute for nuclear and photonic technologies under the Israeli Atomic Energy Commission (“Soreq”). In January 2015, SMX Israel entered into the Isorad License Agreement with Isorad Ltd. (an IP holding company of Soreq) to license the Source IP and develop and commercialize the technology (the “Isorad License Agreement”). Under the Isorad License Agreement, as amended, the Source IP can be utilized in almost any industry and with any product.

SMX Israel merged into Security Matters PTY Ltd., an Australian company with Australian Company Number (ACN) 626 192 998 (“Security Matters PTY”), to effect a listing on the Australian Securities Exchange under the symbol “ASX: SMX.” At that time, Security Matters PTY had three wholly-owned subsidiaries: Security Matters Ltd. (Israel), SMX Fashion and Luxury (France), and SMX Beverages Pty Ltd. (Australia). It also held 50% of Yahaloma Technologies Inc., a Canadian company and, 52.9% of trueGold Consortium Pty Ltd., an Australian company.

On March 7, 2023 (the “Closing Date”), the Company consummated its previously announced business combination with Lionheart III Corp (“Lionheart”) pursuant to which, among other things (the “Business Combination”):

●	Security Matters PTY proposed a scheme of arrangement under Part 5.1 of the Corporations Act (“Scheme”) and Capital Reduction which resulted in all shares in Security Matters Limited being cancelled in return for the issuance of the Company’s Ordinary Shares, with the Company being issued one share in Security Matters PTY (“Security Matters Shares”) (this resulted in Security Matters PTY becoming a wholly owned subsidiary of the Company);

●	Security Matters PTY proposed an option scheme of arrangement under Part 5.1 of the Corporations Act (“Option Scheme”), which resulted in the Security Matters PTY options held by participants in the Option Scheme being subject to a cashless exercise based on a Black-Scholes valuation, in exchange for Security Matters Shares. Under the Scheme those shares were cancelled and the participants received Ordinary Shares on the basis of the Scheme consideration;

●	Security Matters PTY shareholders received consideration under the Scheme of 1 Ordinary Share per 10.3624 Security Matters Shares having an implied value of $10.00 per Ordinary Share and the Company became the holder of all of the issued shares in Security Matters PTY and Lionheart, with Security Matters PTY being delisted from the Australian Stock Exchange;

●	A newly-formed, wholly-owned subsidiary of the Company merged with and into Lionheart, with Lionheart surviving the merger as a wholly owned subsidiary of the Company;

●	Existing Lionheart stockholders received Ordinary Shares in exchange for their existing Lionheart shares and existing Lionheart warrant holders had their warrants automatically adjusted to become exercisable in respect of Ordinary Shares instead of Lionheart shares; and

●	The Company’s Ordinary Shares were listed on NASDAQ under the ticker SMX and the Public Warrants were listed under the ticker SMXWW.

As a result of the Business Combination, the Company owns the entire share capital of Security Matters PTY. Accordingly, for financial reporting purposes, Security Matters PTY (the legal subsidiary) is the accounting acquirer and the Company (the legal parent) is the accounting acquiree. The consolidated financial statements prepared following the reverse acquisition are issued under the name of the Company, but they are a continuance of the financial statements of Security Matters PTY and reflect the fair values of the assets and liabilities of the Company (the acquiree for accounting purposes), together with a deemed issuance of shares by Security Matters PTY at fair value based on the quoted opening share price of the Company in its first trading day following the closing of the Business Combination, and a recapitalization of its equity. This deemed issuance of shares is in fact both an equity transaction under IAS 32 (receiving the net assets of the Company) and an equity-settled share-based payment transaction under IFRS 2 (receiving the listing status of the Company). The difference between the fair value of the shares deemed to have been issued by Security Matters PTY and the fair value of the Company’s identifiable net assets represent a payment for the service of obtaining a stock exchange listing for its shares and it is therefore expensed immediately to profit or loss at the closing date.

On July 15, 2024, the Company’s Ordinary Shares began trading on the Nasdaq Capital Market post-reverse stock split of 75:1 under the symbol “SMX,” with a new CUSIP number of G8267K208 and ISIN code IE000IG23NR9. Approved by shareholders and the Board of Directors on June 11, 2024, this reverse split consolidated every 75 shares into one new Ordinary Share and was aimed at meeting Nasdaq’s minimum bid price requirement of $1.00 per share, and reduced the number of outstanding shares from approximately 44.8 million to approximately 597 thousand. Fractional shares resulting from the split were aggregated and sold at market prices. Additionally, the par value of the Ordinary Shares increased from $0.0022 to $0.165. The Company’s options, warrants, and convertible securities were adjusted proportionately.

Key Factors Affecting Operating Results

The Company believes that its performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the risk factors of the Company included from time to time in the Company’s filings with the Securities and Exchange Commission.

Commercial Agreements

The Company’s technology seeks to enable global companies across various industries to transition more successfully to a sustainable circular economy. By adopting our technology, they can be able to tangibly measure and track the raw material from origination, through the supply chain and at the end of life-where the amount of material recycled/reused from that product item can be measured and as well as the number of times that specific material/item has been recycled/reused.

Due to the fact that we aim our sales efforts at large multi-national market-leading conglomerates, our sale cycle is of several quarters and there is a risk associated with it that at any time, due to force majeure, or events like CoV 19, regional wars, global tension, global supply chain challenges and climate change, that are beyond our control, the sale cycle will be broken and all efforts will be lost.

The Company has received interest in its technology from several international market-makers conglomerates as well as parties interested in making such technology a market standard, which will greatly assist the creation of future income. Any delays in the successful completion of projects or the creation of a market standard, as well as the materialization of any of the risks described in the section entitled “Risk Factors” above may impact the ability to generate revenue.

Components of Operating Results

The results of operations presented below should be reviewed in conjunction with the consolidated financial statements and notes included elsewhere in or attached as an exhibit to this Report and in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023.

Revenue

To date, we haven’t seen substantial revenue from our technology sales. This is partly because our focus has been on creating a seamless onboarding process for multinational clients, establishing a solid foundation to become an industry standard, and ensuring readiness for a full and rapid deployment as a global commercial service.

Operating Expenses

The Company’s current operating expenses consist of the following components: research and development expenses, general and administrative expenses and selling and marketing expenses. The Company is working to maintain discipline on expenses over time.

Research and Development Expenses, net

The Company’s research and development expenses consist primarily of wage and salary related expenses, travel expenses subcontractors and consultants, depreciation and amortization of equipment, research expenses and share-based compensation expenses. The Company expects that its research and development expenses will increase as the Company continues to develop its products and recruit additional research and development employees.

The Company is engaged in Proof of Concept (POC) agreements according to which it receives funds for financing research and development expenses from prospective customers. Those funds are reimbursements for expenses and therefore are offset against the related R&D expenses in profit or loss.

General and Administrative Expenses

General and administrative expenses consist primarily of professional services fees, wages and salary related expenses, share-based compensation, insurance cost, transaction costs, facility-related costs and other general and administrative expenses.

Selling and Marketing Expenses

Selling and marketing expenses consist primarily of wages and salary related expenses, digital advertising and marketing expenses.

Finance Income and Expenses

Finance expenses, net consist primarily of revaluation of financial liabilities and warrants at fair value, interest on borrowings, inducement expenses, exchange rate difference, fees and commissions to banks.

Foreign currency

The consolidated financial statements are prepared in US Dollars, which is the functional and presentation currency of the Company. Security Matters (SMX) PLC functional currency is US Dollar. The functional currency of Lionheart III Corp is US Dollar. The functional currency of SMX Fashion and Luxury is EURO. The functional currency of trueSilver is Canadian Dollars. The functional currency of SMX (Security Matters) Ireland Limited is US Dollar. The functional currency of SMX Circular Economy Platform PTE, Ltd. is Singapore Dollar. Security Matters Pty’s functional currency is Australian Dollars. The functional currency of SMX Israel is New Israeli Shekels. The functional currency of Security Matters Canada Ltd. is Canadian Dollars. The functional currency of SMX Beverages Pty Ltd. is Australian Dollar. The functional currency of trueGold is Australian Dollar.

Transactions and balances in foreign currencies are converted into US Dollars in accordance with the principles set forth by International Accounting Standard (IAS) 21 (“The Effects of Changes in Foreign Exchange Rates”). Accordingly, transactions and balances have been converted as follows:

●	Assets and liabilities - at the rate of exchange applicable at the reporting date;

●	Expense items - at annual average rate at the statements of financial position date.

●	Share capital, capital reserve and other capital movement items were at rate of exchange as of the date of recognition of those items.

●	Accumulated deficit was based on the opening balance for the beginning of the reporting period in addition to the movements mentioned above.

●	Exchange gains and losses from the aforementioned conversion are recorded in exchange losses arising on translation of foreign operations in the consolidated statement of comprehensive loss.

Comparison of the Six Months Ended June 30, 2024, and 2023

The following table summarizes our historical results of operations for the periods indicated:

	Six Months Ended June 30
U.S. dollars in thousands (except of per share data)	2024	2023

Research and development expenses	1,689	1,172
Selling and marketing expenses	2,719	228
General and administrative expenses	4,848	13,350
Listing cost	-	16,802

Operating Loss	(9,256)	(31,552)
Finance expenses	(3,232)	(2,496)
Finance income	1,602	1,143
Share of net (loss) of associate companies	-	(104)

Loss before income tax	(10,886)	(33,009)

Income tax	-	-

Loss after income tax for the period attributable to shareholders	(10,886)	(33,009)

Other comprehensive loss:
Items that will not be reclassified to profit or loss:
Adjustments arising from translating financial statements from functional currency to presentation currency	(117)	(400)

Items that will or may be reclassified to profit or loss:
Exchange losses arising on translation of foreign operations	209	235
Total other comprehensive loss	92	(165)

Total comprehensive loss	(10,794)	(33,174)

Net loss attributable to:
Equity holders of the Company	(10,693)	-
Non- controlling interest	(193)	-

Basic and diluted loss per share attributable to shareholders*	(0.005)	(0.001)

* After giving effect to the reverse stock split on July 11, 2024. For more information, see “-History” above.

Operating loss for the six months ended June 30, 2024 was $9,256 thousand compared to $31,552 thousand for the six months ended June 30, 2023, a decrease of $22,296 thousand, or 71%. The major decrease is due to the costs that are related to the Business Combination, with Listing costs having amounted to $16,802 thousand and transaction expenses which amounted to $7,792 thousand.

Research and Development Expenses

The Company’s research and development expenses for the six months ending June 30, 2024, amounted to $1,689 thousand, representing an increase of $517 thousand, or 44%, compared to $1,172 thousand for the six months ended June 30, 2023. The major changes in research and development expenses were an increase of $615 thousand in subcontractors and consultants due to an increase in the Company’s professional team for its NATO government member state project, an increase of $607 thousand in salaries and related expenses due to an increase in headcount in Singapore as preparation for the planned relocation of the Company’s Israeli innovation center to Singapore in the near future, and an increase in reimbursement from paid pilots and proof of concept projects of $690 thousand.

General and Administrative Expenses

The Company’s general and administrative expenses amounted to $4,848 thousand for the six months ended June 30, 2024, a decrease of $8,502 thousand, or 64%, compared to $13,350 for the six months ended June 30, 2023. The decrease was primarily attributable to $7,792 thousand in transaction expenses relating to the Business Combination, a decrease of $1,274 thousand relating to the Company’s NASDAQ listing, a decrease of $749 thousand in share-based compensation, offset by an increase of $830 thousand in professional and investor relation services.

Selling and Marketing Expenses

The Company’s selling and marketing expenses totaled $2,719 thousand for the six months ended June 30, 2024, an increase of $2,491 thousand, or 1,093%, compared to $228 thousand for the six months ended June 30, 2023, and was primarily due to an increase of $1,726 thousand in marketing by a third party marketing group for the Company and an increase of $629 thousand in digital branding consulting services.

Finance Income and Expenses

The Company’s finance income for the six months ended June 30, 2024, totaled $1,602 thousand, an increase of $459 thousand, or 40%, compared to $1,143 thousand for the six months ended June 30, 2023. The increase is primarily due to revaluation of cashless warrants amounting to $1,108, that offset against a decrease on revaluation of the public warrants amounted to $755 thousand.

The finance expense for the six months ended June 30, 2024, totaled $3,232 thousand, an increase of $736 thousand, or 29%, compared to $2,496 thousand for the six months ended June 30, 2023. The increase relates to $1,333 thousand of interest on an outstanding promissory note, $155 thousand upon the issuance of shares to EFHutton pursuant to their agreement as an underwriter, $251 thousand of interest to YA II PN Ltd , $359 thousand on exchange rate and bank expenses, and a decrease on revaluations of financial liability amounted to $1,242 thousand.

Share of Net Profit/Loss of Associated Companies

As of June 30, 2024, the carrying amount of the investment in associated companies is $115 thousand.

There was no share of net loss of associated companies for the six months ended June 30, 2024.

Income Tax

As of June 30, 2024, the Company estimated carry forward tax losses was $55,981 thousand (June 30, 2023: $56,106 thousand) which may be carried forward and offset against taxable income for an indefinite period in the future. The Company did not recognize deferred tax assets relating to carry forward losses in the financial statements because their utilization in the foreseeable future is not probable.

Net Loss attributable to shareholders

As a result of the forgoing, our net loss for the six months ended June 30, 2024, was $10,886 thousand, compared to $33,009 thousand for the six months ended June 30, 2023, an decrease of $22,123 thousand, or 67%.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2024 and thereafter, the Company has funded its operations principally through the issuance of Ordinary Shares, warrants, convertible notes, loans from investors and related parties and reimbursement from prospected customers for paid pilots and proof-of-concept projects. As of June 30, 2024, the Company had non cash and cash equivalents balance and $21 thousand overdraft in current liabilities. In addition, during July 2024, the Company raised gross proceeds of approximately $747 thousand from the sale of a promissory note and warrants, in August 2024 the Company raised gross proceeds of approximately $194 thousand from the sale of a promissory note, and in September 2024, the Company raised gross proceeds of $5,350 thousand from the issuance of its ordinary shares, pre funded warrants and common warrants.

The table below presents our cash flows for the periods indicated:

	For the Six Months Ended June 30,
U.S. dollars in thousands	2024	2023
Net cash used in operating activities	(4,536)	(7,675)
Net cash used in investing activities	(166)	(393)
Net cash provided by financing activities	4,636	9,703
Net increase (decrease) in cash and cash equivalents	(66)	1,635

Operating Activities

Net cash used in operating activities was $4,536 thousand during the six months ended June 30, 2024, compared to net cash used in operating activities of $7,675 thousand during the six months ended June 30, 2023. The decrease is mainly attributed to the decrease in net loss for the period of $22,316 thousand, decrease in Business Combination transaction listing costs of $16,802 thousand, decrease in financial expenses due to bridge loans principal amounts of $1,474 thousand and decrease in Share-based compensation cost of $469 thousand.

Investing Activities

Net cash used in investing activities was $166 thousand during the six months ended June 30, 2024 due to purchasing property, plant and equipment. Net cash used in investing activities was $393 thousand during the six months ended June 30, 2023, consisted of cost of capitalized development expenses in the amount of $383 thousand and $10 thousand used for purchasing property, plant and equipment.

Financing Activities

Net cash provided by financing activities was $4,636 thousand during the six months ended June 30, 2024, consisted mainly of $2,698 thousand in proceeds from the issuance of shares and warrants and $2,025 thousand for derivative financial liability.

Net cash provided by financing activities was $9,703 thousand during the six months ended June 30, 2023, consisted mainly of $3,220 thousand in advance payment for equity, $2,923 thousand for net proceeds from issuance of shares in the Business Combination, an aggregate of $2,811 thousand net proceeds from the issuance of bundled securities, $550 thousand in proceeds from bridge loans and $250 thousand in proceeds from the issuance of a convertible note.

Current Outlook

The Company has incurred and continues to incur losses and continues to generate negative cash flows from operations since inception in 2015. Since the Company’s inception, it has not generated significant revenue from the sale of technology.

As of June 30, 2024 and December 31, 2023, the Company had nil and $168 thousand, respectively, in cash and cash equivalents. Since June 30, 2024, the Company has raised an additional approximately $6,292 thousand in funding from various investors. The Company has also since then restructured $1,300 thousand of its debt by issuing a $800 thousand Convertible Promissory Note (which may be converted in the Company’s discretion) and a $500 thousand Promissory Note. In addition, the Company has outstanding approximately $15,000 thousand in existing payables and other liabilities related to expenses of the Business Combination. The Company expects to fund the payment of such amounts out of the $30,000 thousand equity line of credit (the “SPA”), ongoing activities of the Company and likely other capital raises in 2024 and 2025. The Company also works to convert its existing indebtedness into equity as part of its ongoing efforts to satisfy its existing liabilities while conserving cash. Further, the Company’s operating plans may change as a result of many factors that may currently be unknown to it, and it may need to seek additional funds sooner than planned.

We are generating negative cash flow and requiring constant and immediate cash injections to continue to operate. We face significant uncertainty regarding the adequacy of our liquidity and capital resources and our ability to repay our obligations as they become due in cash. We are currently negotiating with certain of our debt holders and others we owe money to, to extend the term of their notes or other payment obligations and/or to convert some or all of such liabilities into our ordinary shares. However, there can be no assurance that our discussions will be successful. We expect to be able to obtain additional sources of debt and equity financing. However, such opportunities remain uncertain and are predicated upon events and circumstances which are outside the Company’s control.

The Company’s future capital requirements will depend on several factors, including:

●	Commercial scaling and initial deployment of the technology, along with the progress and costs of our research and development activities;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

When and until the Company starts to generate significant recurring revenues and profit, the Company expects to satisfy its future cash needs through capital raising and shareholders’ financial support. The Company cannot be certain that additional funding will be available when needed, on acceptable terms, if at all. The Company’s outstanding warrants are generally either out of money or have nominal exercise prices; accordingly, the Company does not expect to raise any material additional funds from the exercise of outstanding warrants in at least the short-term. If funds are not available, the Company may be required to delay or reduce the scope of research or development plans.

We can give no assurances that we will be able to secure additional sources of funds to support our operations and/or repay our indebtedness and other liabilities on acceptable terms, or at all, or, if such funds are available to us, that such additional financing will be sufficient to meet our needs. If we raise additional funds by issuing equity or convertible debt securities, including pursuant to the SPA, it could result in dilution to our existing stockholders or increased fixed payment obligations. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders. If we incur additional indebtedness, we could become subject to covenants that would restrict our operations and potentially impair our competitiveness, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. Additionally, any future collaborations we enter into with third parties may provide capital in the near term but may not be on terms that are favorable to us. Any of the foregoing could significantly harm our business, financial condition and results of operations. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we may be required to reduce the scope of the commercialization of our planned products or delay, scale back or discontinue the development of one or more of our product candidates.

We may also need to take certain other actions to allow us to maintain our projected cash and projected financial position, including but not limited to additional reductions in general and administrative costs, sales and marketing costs, and other discretionary costs. Although we believe such plans, if executed and coupled with the above-described sources of liquidity, should provide us with financing to meet our needs, successful completion of such plans is dependent on factors outside of our control.

We anticipate that we will continue to incur net losses into the foreseeable future as we continue our development of our product candidates and expand our corporate infrastructure.

Going Concern

As of June 30, 2024, we had incurred accumulated losses of $61.6 million and plan to continue to fund our operations through the sale of convertible securities, Ordinary Shares and warrants. There is no assurance that such financing would be available on acceptable terms or consummated. Considering the above, our dependency on external funding for our operations raises a substantial doubt about our ability to continue as a going concern. The interim condensed consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Contractual Obligations

Private Placement Transaction

On September 11, 2024, the Company entered into a private placement transaction (the “Private Placement”), pursuant to a Securities Purchase Agreement and a Registration Rights Agreement with certain institutional investors (the “Purchasers”) for aggregate gross proceeds of $5,350 thousand, before deducting fees to the placement agents and other expenses payable by the Company in connection with the Private Placement. The Company intends to use the net proceeds from the Private Placement for general corporate purposes and for working capital purposes. Aegis Capital Corp. (“Aegis”), acted as the lead placement agent and ClearThink Securities acted as a co-placement agent for the Private Placement.

The offering consisted of the sale of 5,350,000 Common Units (or Pre-Funded Units), each consisting of one Ordinary Share or Pre-Funded Warrant and two Series A Common Warrants, each to purchase one Ordinary Share per warrant at an exercise price of $1.00, subject to adjustment, and one Series B Common Warrants to purchase such number of Ordinary Shares as determined in the Series B Warrant. The public offering price per Common Unit was $1.00 (or $0.9999 for each Pre-Funded Unit, which is equal to the public offering price per Common Unit to be sold in the offering minus an exercise price of $0.0001 per Pre-Funded Warrant). The Pre-Funded Warrants will be immediately exercisable subject to registration and may be exercised at any time until exercised in full. For each Pre-Funded Unit sold in the offering, the number of Common Units in the offering will be decreased on a one-for-one basis. The initial exercise price of each Series A Common Warrant is $1.00 per Ordinary Share. The Series A Common Warrants are exercisable immediately subject to registration and expire 66 months after the initial issuance date. The number of securities issuable under the Series A Common Warrant is subject to adjustment. The initial exercise price of each Series B Common Warrant is $0.00001 per Ordinary Share. The number of Ordinary Shares issuable under the Series B Warrant, if any, is subject to adjustment to be determined pursuant to the trading price of the Ordinary Shares following the effectiveness of a resale registration statement that the Company has undertaken to file on behalf the Purchasers.

Of the gross proceeds, 20%, or $1,072 thousand, will be held in escrow and payable to the Purchasers under certain circumstances during the term of the Series A Common Warrants and Series B Warrants, as set forth therein.

The Company also entered into a Placement Agent Agreement with Aegis as lead placement agent, dated September 11, 2024, pursuant to which Aegis agreed to serve as the placement agent for the Company in connection with the Private Placement. The Company agreed to pay Aegis a cash placement fee equal to 10.0% of the gross cash proceeds received in the Private Placement and to pay ClearThink Securities a cash placement fee equal to 2.0% of the gross cash proceeds received in the Private Placement.

As a condition to closing, the executive officers, directors and 10% holders of Ordinary Shares of the Company executed 90-day lock-up agreements.

Promissory Note Financing

The Company entered into transactions pursuant to a Securities Purchase Agreement dated August 30, 2024 and issued and sold to an institutional investor a promissory note, for gross proceeds to the Company of $194.5 thousand, before deducting fees and other offering expenses payable by the Company.

The Company intends to use the net proceeds from the sale of the promissory note for general working capital purposes.

The promissory note is in the principal amount of $223.6 thousand, which includes an original issue discount of $29 thousand. A one-time interest charge of 10%, or $22 thousand was applied to the principal. The maturity date of the promissory note is June 30, 2025.

The accrued, unpaid interest and outstanding principle, subject to adjustment, shall be paid in five payments as follows: (1) on February 28, 2025, $123 thousand; (2) on March 30, 2025, $30 thousand; (3) on April 30, 2025, $30 thousand; (4) on May 30, 2025, $30 thousand and (5) on June 30, 2025, $30 thousand.

Through February 26, 2025, the Company may prepay the promissory note in full at a 2% discount.

The promissory note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note. In the event of an Event of Default, (i) the promissory note shall become immediately due and payable, (ii) the principal and interest balance of the Note shall be increased by 150% and (ii) the promissory note may be converted into Ordinary Shares of the Company at the sole discretion of the Investor. The conversion price shall equal the lowest closing bid price of the Ordinary Shares during the prior ten trading day period multiplied by 75% (representing a 25% discount). Any such conversion is subject to customary conversion limitations set forth in the promissory note so the investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. The investor shall be entitled to deduct $1.5 thousand from the conversion amount in each Notice of Conversion to cover Holder’s deposit fees associated with each Notice of Conversion.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the investor.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Company paid to ClearThink Securities as placement agent, approximately $9 thousand in cash fees in relation to the transactions contemplated by the Purchase Agreement.

PMB Partners

On July 10, 2024, the Company entered into a Letter of Intent with PMB Partners, LP (PMB”), as part of the Company’s ongoing efforts to satisfy its existing liabilities while conserving cash. Although the Letter of Intent was binding, the Letter of Intent provided that the Company and PMB negotiate in good faith the drafting and execution of a $800 thousand Convertible Note, a $500 thousand non-convertible promissory note (the “Senior Promissory Note”) and other ancillary documents, contracts, or agreements to give effect to the terms of the Letter of Intent not otherwise satisfied at or as of the Effective Date (the “Definitive Agreements”). The Definitive Agreements, consisting of a Subscription Agreement, a Notes Exchange Agreement, a Share Exchange Agreement, the Convertible Note and the Senior Promissory Note, with terms consistent with the Letter of Intent were all dated as of September 4, 2024 and executed and delivered on or about September 9, 2024.

Alpha SPA

On April 19, 2024, the Company entered into the SPA with Generating Alpha, committing Alpha to purchase up to $30 million of the Company’s ordinary shares, subject to the SPA’s terms. The Company may direct Alpha to purchase shares at its discretion after a three-month period, with a minimum purchase of $20 thousand and a maximum of $833 thousand in any 30-day period, subject to certain pricing conditions based on market price.

Securities Purchase Agreement

The Company consummated the transactions pursuant to a Securities Purchase Agreement (the “Purchase Agreement”) dated as of July 19, 2024 and issued and sold to an institutional investor (the “Investor”) a promissory note (the “Note”) and warrants (the “Warrant”), for gross proceeds to SMX of $747.5 thousand, before deducting fees and other offering expenses payable by the Company. Funding of the proceeds occurred on or about July 26, 2024.

The Company used the net proceeds from the sale of the Note for working capital and general corporate purposes.

The Note is in the principal amount of $1,150 thousand (the “Principal Amount”) and carries an original issue discount of 35%. The maturity date of the Note is the 12-month anniversary of the issuance date, and is the date upon which the Principal Amount, as well as any other fees, shall be due and payable.

The Investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid Principal Amount and interest (including any costs, fees and charges) into the Company’s Ordinary Shares, at a conversion price equal to the lesser of $6.10 or 80% of the lowest volume weighted average price of the Company’s ordinary shares during the twenty trading days prior to the conversion, subject to customary adjustments as provided in the Note including for fundamental transactions. Any such conversion is subject to customary conversion limitations set forth in the Note so the Investor beneficially owns less than 4.99% of the Company’s Ordinary Shares. Additionally, the Company has the right to convert in whole or in part the Note into Ordinary Shares subject to the terms and limitations described in the Note; provided that in no case shall the Company so convert the Note if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the Investor of Ordinary Shares in excess of 4.99%. In the event of the Company’s failure to timely deliver Ordinary Shares upon conversion of the Note, the Company would be obligated to pay a “Conversion Default Payment” of $2 thousand per day, pursuant to the terms of the Note.

Subject to exceptions described in the Purchase Agreement, the Company may not sell any equity or debt securities for a period of 25 business days from the date of the Purchase Agreement without the Investor’s consent.

The Note contains customary Events of Default for transactions similar to the transactions contemplated by the Purchase Agreement and the Note, which entitle the Investor, among other things, to accelerate the due date of the unpaid principal amount of the Note. Any principal amount on the Note which is not paid when due shall bear interest at the rate of the lesser of (i) 24.5% per annum and (ii) the maximum amount permitted by law during the Event of Default. Upon the occurrence of any Event of Default, the principal amount then outstanding plus accrued interest (including any costs, fees and charges) increases to 120% of such amount through the date of full repayment, as well as all costs of collection.

The Purchase Agreement and the Note contain restrictions on the Company’s ability to enter into any transaction with a Variable Security (as defined in the Note) component, as well as other restrictions on and covenants by the Company, all as described in, and subject to exceptions described in, the Note and the Purchase Agreement.

The Purchase Agreement contains customary representations and warranties made by each of the Company and the Investor. It further grants to the Investor certain rights of participation and first refusal, and certain most-favored nation rights, all as set forth in, and subject to exceptions described in, the Purchase Agreement and the Note.

The Company is subject to customary indemnification terms in favor of the Investor and its affiliates and certain other parties.

The Warrant, for 208,524 Ordinary Shares, has an exercise price of $6.23 per share, subject to customary adjustments and certain price-based anti-dilution protections, and may be exercised at any time until the five and one-half year anniversary of the Warrant. The Warrant also may be exercised pursuant to a cashless or net exercise provision. The exercise of the Warrant is subject to a beneficial ownership limitation of 4.99% of the number of Ordinary Shares outstanding immediately after giving effect to such exercise. In the event of the Company’s failure to timely deliver shares of Common Stock upon exercise of the Warrant, the Company would be obligated to pay a “Buy-In” amount pursuant to the terms of the Warrant.

The Company further entered into a Registration Rights Agreement with the Investor, pursuant to which the Company agreed to register for resale all of the Ordinary Shares underlying the Note and the Warrant.

See also the descriptions in “Note 3-Convertible Notes” and “Note 4-Material Events During The Period”, to the Company’s unaudited financial statements for the six months ended June 30, 2024, included as an exhibit to this Form 6-K.

Leases

SMX Israel is a party to a lease agreement dated January 14, 2020, and amended as of December 24, 2020 (the “Lease”). Under the Lease, it is obligated to pay ILS 253 thousand plus VAT per year. The Lease will expire on May 31, 2027, with an additional option of 5 years, unless terminated by the landlord due to a requirement of a governmental authority to modify or terminate the Lease, pursuant to the terms of the lease.

Borrowings

On September 19, 2023, the Company amended its loan agreements dated September 7, 2015, by and between the Company, its shareholders and Kamea Fund. Pursuant to the amendment to the loan agreements, Kamea agreed to convert $657 thousand of indebtedness under the loan agreements into 6,497 ordinary shares (post share reverse splits) of the Company, as payment in full for such indebtedness; provided however, that in the event the proceeds received from Kamea with respect to any sales of the shares are not at least equal to the indebtedness amount, the Company will remain liable to Kamea for the balance of the indebtedness amount. In accordance with management estimation as of June 30, 2024 the fair value of this indebtedness is immaterial.

Security Matters PTY and the Company borrowed an aggregate of $3,860 thousand from private investors between September 2022 and February 2023, which loans are due no earlier than May 31, 2024. All of such loans have an interest rate of 10% per annum. Each such lender (except for one lender which lent an amount of $1,000 thousand which is not entitled to the redeemable warrants), further received 20% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $18,975 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $18,975 per share and a first priority security interest in the shares of Security Matters PTY’s interest in trueGold Consortium Pty Ltd. In March 2023, the Company signed an addendum to the Bridge Loans agreements which converted $1,350 thousand into common shares and deferred the remaining cash payments to March 31, 2024.

In January 2023, the Company borrowed $250 thousand from a private investor, which loan is due December 31, 2024. Such loan has an interest rate of 15% per annum, and is convertible at a conversion price of $750 per share, and the holder further received 5% redeemable 5-year warrant coverage to subscribe for Ordinary Shares at $862.50 per share, plus 5% 5-year bonus warrant coverage to subscribe for Ordinary Shares at $862.50 per share.

On September 6, 2023, the Company entered into the transactions pursuant to a Securities Purchase Agreement dated as of September 5, 2023 and issued and sold to an institutional investor a promissory note with a fixed conversion price of $122.835 and warrants, for gross proceeds to SMX of approximately $2,500 thousand, before deducting fees and other offering expenses payable by the Company. The note is in the principal amount of $4,290 thousand. The actual amount loaned by the investor pursuant to the Note is $2,574 thousand after a 40% original issue discount. The maturity date of the note is the 12-month anniversary of the Effective Date, and is the date upon which the principal amount, as well as any accrued and unpaid interest and other fees, shall be due and payable. Interest accrues in the amount of 12% per year and shall be payable on the maturity date or upon acceleration or by prepayment or otherwise. The investor has the right, at any time, to convert all or any portion of the then outstanding and unpaid principal amount and interest (including any costs, fees and charges) into Ordinary Shares at a fixed conversion price of $122.835 per share. Any such conversion is subject to customary adjustments and limitations set forth in the note, including for fundamental transactions. Additionally, as part of the transaction, we issued two warrants to the Investor, an “A” Warrant and a “B” Warrant. The A Warrant for 52,387 Ordinary Shares has an exercise price of $0.165 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the A Warrant. The B Warrant for 34,925 Ordinary Shares has an exercise price of $122.835 per share, subject to customary adjustments, and may be exercised at any time until the five year anniversary of the B Warrant. In no case shall the Company convert the note or exercise the A Warrants or the B Warrants if the result of the issuance of Ordinary Shares thereby would result in the beneficial ownership of the investor of ordinary shares in excess of 4.99% of the Company’s issued and outstanding Ordinary Shares. Please see Notes 3.1 and 3.3 to the Company’s unaudited financial statements for the six months ended June 30, 2024, included as an exhibit to this Form 6-K, for further information regarding the conversion of such promissory note and exercise of such warrants.

See also “-Contractual Obligations” above, and the description of the Company’s borrowings in Note 3 to the Company’s unaudited financial statements for the six months ended June 30, 2024, included as an exhibit to this Form 6-K.

Government Grants

As of June 30, 2024 and December 31, 2023, the Company has a contingent liability of $148 thousand and $153 thousand, respectively, for government grant it received for the use of research and development activities from Israel Innovation Authority (IIA). The Company is subject to paying 3% of its relevant revenues for the first three years, and 4% of the relevant revenues for further years, until repayment of the entire grant.

Isorad License Agreement

In January 2015, the Company entered into the Isorad License Agreement with Isorad Ltd. (a company wholly owned by the State of Israel with rights to exclusively commercialize the Soreq Research Center technology for civilian uses), according to which the Company was granted technological license in return for future royalties based on 2.2% of gross sales by the Company and its affiliates and after 25 years the license becomes royalty-free. Upon the occurrence of an M&A event (as such event is defined in the agreement to include mergers, sale of all or substantially all the assets of ours and similar event), in the first M&A event, the Company is to pay a consideration equal to 1% of the amount received or transferred and in the second M&A event, a consideration equal to 2% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter.

In January 2023, the Company signed an amendment to the Isorad License Agreement that provided for the following: (1) for the BCA with Lionheart, (a) Isorad was issued 864,000 options to purchase shares of the Company, which options were issued in January 2023 and valued using the Black-Scholes pricing model, with the main parameters used being: (1) risk-free rate: 3.42%; (2) expected volatility: 81.92%: (3) expected term: up to 3 years; and (4) expected dividend yield: 0%; and (b) Isorad will be entitled to 1% of any amount actually received against equity or other funding convertible into equity at the closing of the transaction and until 13 months thereafter (to be paid after reaching an aggregated received amount of $27 million, or at the end of such 13 months, the earlier thereof); and (2) Exit fee - in the occurrence of the first M&A event (as such event is defined in such agreement to include mergers, sale of all or substantially all the assets of the Company and similar event) after the closing of the BCA, the Company is to pay a cash amount equal to 1.5% of the amount received or transferred. This will not apply to any future offer of shares, merger or sale of assets thereafter. In the six months ended June 30, 2024 and in the twelve months ended December 31, 2023, based on the funds the Company actually received, the Company recognized a technology license intellectual property at the amount of $7 thousand and $123 thousand, respectively, against a liability that reflects the due amount.

Quantitative and Qualitative Disclosures about Market Risk

The Company is exposed to market risks in the ordinary course of business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of U.S. dollar/ILS Israeli Shekels exchange rates, which is discussed in detail in the following paragraph.

Foreign Currency Exchange Risk

Currency Fluctuations

The Company’s operating expenses are denominated in ILS, AUD, EURO and SGD, and therefore are currently subject to foreign currency risk. We have been affected by changes in some of such rates compared to the U.S. dollar, We have been affected by changes in the rate of ILS currency compared to the U.S. dollar, as the ILS decreased against the U.S. dollar by approximately 4% and 6% in the six months ended June 30, 2024 and June 30, 2023, respectively. In addition, the EURO decreased against the U.S. dollar by approximately 3% and increased against the U.S. dollar by 2% in the six months ended June 30, 2024 and June 30, 2023, respectively. Furthermore, the AUD decreased against the U.S. dollar by approximately 2% and 3% in the six months ended June 30, 2024 and June 30, 2023, respectively. Lastly the SGD decreased against the U.S. dollar by approximately 3% and 1% in the six months ended June 30, 2024 and June 30, 2023, respectively

The Company’s policy is not to enter into any currency hedging transactions, and we cannot assure you that we will not be adversely affected by currency fluctuations in the future.

Credit Risk

Credit risk is a risk of financial loss if a counterparty or customer fails to meet its contractual obligations. We closely monitor the activities of our counterparties and control the access to its intellectual property which enables it to ensure a prompt collection. Our main financial assets are cash and cash equivalents as well as other receivables and represent the Company’s maximum exposure to credit risk in connection with its financial assets. Wherever possible and commercially practical, the Company holds cash with major and sound financial institutions in Israel and Australia.

Liquidity Risk

Liquidity risk is the risk that we will encounter in meeting our obligations associated with our financial liabilities that are settled by delivering cash or another financial asset. The Company has procedures to minimize that risk by maintaining sufficient cash and other highly liquid current assets and by having available an adequate amount of committed credit facilities. For more details, please refer to the section titled, “Liquidity and Capital Resources”.

Critical Accounting Policies and Estimates

Exhibit No.	Description

99.1	Interim Condensed Consolidated Financial Statements as of June 30, 2024

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 22, 2024

SMX (SECURITY MATTERS) PUBLIC LIMITED COMPANY

By:	/s/ Haggai Alon
Name:	Haggai Alon
Title:	Chief Executive Officer